

September 26, 2013

<u>Via E-mail</u>
Todd W. Kingma, Esq.
Executive Vice President, General Counsel and Secretary
Perrigo Company
515 Eastern Avenue
Allegan, Michigan 49010

      Re: Perrigo Company Limited
              Amendment No. 1 to Registration Statement on Form S-4
              Filed September 13, 2013
              File No. 333-190859

Dear Mr. Kingma:

      We have reviewed your amended registration statement and response letter dated September 13, 2013 and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

1. We note your response to our prior comment 1. However, we also note that the fairness opinions provided by Barclays, Citigroup and Morgan Stanley, as included in Annexes E, F and G, as well as the related disclosure in the registration statement appearing at pages 77, 83, and 97, continue to include inappropriate disclaimers with respect to the fairness opinions provided. In particular, the Barclays opinion and related disclosure states that Barclays assumed no responsibility for and expressed no view as to any projections or estimates or the assumptions on which they are based. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the opinion. Similarly, the Citigroup and Morgan Stanley opinions and related disclosure state that the financial advisors assume or accept "no responsibility to any persons other than the Elan board of directors" with respect to the contents or issuance of the fairness opinion. This language represents an inappropriate limitation on reliance in the fairness opinions provided. Please revise the fairness opinions and accompanying disclosure in the registration statement to delete the specific disclaimers and limitations cited above.

Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

<u>Via E-mail</u>
Matthew G. Hurd, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004